

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

Kyle Sauers
Chief Financial Officer
Rush Street Interactive, Inc.
900 N. Michigan Avenue, Suite 950
Chicago, IL 60611

> **Re: Rush Street Interactive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 001-39232**

Dear Mr. Sauers:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services